EXHIBIT 99.1

Precision Drilling Corporation Announces Voting Results from the 2022 Annual and Special Meeting of Shareholders

CALGARY, Alberta, May 12, 2022 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) is pleased to announce the results of the election of board members at its 2022 Annual and Special Meeting of Shareholders held on May 12, 2022 (the “Annual Meeting”). Shareholders approved the election of all 8 (7 of whom are independent) of the nominee directors presented in the Company’s Management Information Circular (the “Circular”), dated March 30, 2022.

The shares represented at the Annual Meeting voting in favour of individual nominee directors are as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Michael R. Culbert	8,257,758	99.58	34,513	0.42
William T. Donovan	8,071,216	97.33	221,055	2.67
Brian J. Gibson	8,077,224	97.41	215,047	2.59
Steven W. Krablin	7,765,114	93.64	527,157	6.36
Susan M. MacKenzie	6,763,226	81.56	1,529,045	18.44
Kevin O. Meyers	8,071,468	97.34	220,803	2.66
David W. Williams	8,257,389	99.58	34,882	0.42
Kevin A. Neveu	8,032,963	96.87	259,308	3.13

All other items of business set forth in the Circular and considered at the Annual Meeting passed, including the non-binding advisory vote on the Corporation’s approach to executive compensation.

The full results on all matters voted upon at the meeting will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Carey Ford, Senior Vice President & Chief Financial Officer
713.435.6100

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com